FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on March 15, 2018

ROYAL DUTCH SHELL PLC

APPOINTMENT OF DEPUTY CHAIR AND SENIOR INDEPENDENT DIRECTOR AND BOARD COMMITTEE CHANGES

Royal Dutch Shell plc (the “Company”) announces the following appointment and changes to the membership of the Board Committees:

DEPUTY CHAIR AND SENIOR INDEPENDENT DIRECTOR

Gerard Kleisterlee has been appointed Deputy Chair and Senior Independent Director with effect from May 23, 2018. Gerard Kleisterlee succeeds Hans Wijers in this role following confirmation from Mr Wijers that, having served as a Director of the Company for nine years, he will not seek reappointment as a Director at the 2018 Annual General Meeting.

As Deputy Chair and Senior Independent Director, Gerard Kleisterlee becomes a member of the Nomination and Succession Committee.

CORPORATE AND SOCIAL RESPONSIBILITY COMMITTEE

Sir Nigel Sheinwald, a Non-executive Director, has been appointed as Chair of the Corporate and Social Responsibility Committee (“CSRC”), and Linda Stuntz, a Non-executive Director, has been appointed a member of the CSRC. Both appointments are effective from May 23, 2018.

AUDIT COMMITTEE

Subject to her appointment by shareholders as a Director of the Company at the 2018 AGM, Ann Godbehere has been appointed a member of the Audit Committee (“AC”) with effect from May 23, 2018. Linda Stuntz stands down as a member of the AC on May 22, 2018.

BOARD COMMITTEE MEMBERSHIP

Following these changes, the membership of each of the Board Committees is as follows:

COMMITTEE	MEMBERSHIP

Audit Committee	Euleen Goh (Chair) Ann Godbehere Roberto Setubal Gerrit Zalm

Corporate and Social Responsibility Committee	Sir Nigel Sheinwald (Chair) Catherine Hughes Linda Stuntz

Nomination and Succession Committee	Charles Holliday (Chair) Gerard Kleisterlee Linda Stuntz

Remuneration Committee	Gerard Kleisterlee (Chair) Catherine Hughes Sir Nigel Sheinwald Gerrit Zalm

March 15, 2018

Linda M. Szymanski

Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date:	March 15, 2018